THOMPSON COBURN LLP
One US Bank Plaza
St. Louis, MO 63101
(314) 552-6295
July 27, 2011
EDGAR CORRESPONDENCE
Laura Hatch
Senior Staff Accountant
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-2000
          Re:   YieldQuest Funds Trust (SEC File No. 811-21771)
Dear Laura:
          We are responding to the Staff’s comments provided on June 28, 2011 with respect to the Annual Report to Shareholders for the fiscal year ended October 31, 2010 contained in Form N-CSR as filed by the YieldQuest Funds Trust on behalf of its series (the “Funds”).
Comment: Please include the “Tandy” reps for each Fund.
Response: As requested, the Tandy reps are attached hereto as Exhibit A.
Comment: Please explain why the Funds continue to use Bank of New York Mellon (“BNYM”) as counterparty when BNYM is in default on a forward foreign currency contract for Icelandic Krona.
Response: As we discussed, BNYM has been prevented from performing on this single contract as a result of currency restrictions imposed by the Government of Iceland. YieldQuest Advisors has requested that we advise the Staff that BNYM continues to perform as counterparty to the Funds in a satisfactory manner on all other transactions.
Comment: Note 2 discloses that a substantial portion of the Funds’ assets are segregated and held as collateral for derivatives. Confirm that the Funds have adequate liquidity to meet shareholder redemptions and confirm that the Board of Trustees reviews the Funds’ liquidity on a regular basis.
Response: The Funds’ portfolio manager, Mr. Jay K. Chitnis CFA, has requested that we confirm to the Staff that the Funds have had sufficient liquidity to meet shareholder redemptions in the past and that he anticipates no concerns in the future. On a quarterly basis, the Board of Trustees reviews reports for each Fund that show changes in net assets and sales and redemptions during the quarter. On a semi-annual and annual basis, the Board reviews financial reports that list the dollar amount of securities segregated by a Fund for each type of derivative transaction in which it engages. The Board also has requested, and receives, a quarterly report from the Funds’ Chief Compliance Officer that the Funds’ derivative transactions during the quarter complied with the investment guidelines set forth in the Funds’ Prospectus and SAI, and the Asset Segregation Guidelines adopted by the Board.
Comment: Explain why the total dollar values of securities transactions executed on behalf of the Funds through an affiliated broker-dealer, as disclosed in Note 3, exceed the total dollar values of long-term investment transactions by the Funds, as disclosed in Note 4.
Response: Mr. Chitnis, the Funds’ portfolio manager, has requested that we advise the Staff that the Funds utilize a short-term options trading strategy, and that these trades are not properly characterized as “long-term” investments.
***
          We trust that our responses satisfactorily resolve the issues raised by the Staff. If not, please let us know and we will provide additional information. If you have any questions, please contact me at (314) 552-6295.
Sincerely,

THOMPSON COBURN LLP
By:	/s/ Dee Anne Sjögren

Exhibit A
YIELDQUEST FUNDS TRUST
          In connection with the Annual Report to Shareholders filed on Form N-CSR by YieldQuest Funds Trust on behalf of it series, YieldQuest Core Equity Fund, YieldQuest Total Return Bond Fund and YieldQuest Tax-Exempt Bond Fund (each a “Fund” and, collectively, the “Funds”) for the Funds’ fiscal year ended October 31, 2010, the undersigned hereby states as follows:
1.	Each Fund acknowledges that all disclosures contained in its Annual Report are the responsibility of the Fund;

2.	Each Fund acknowledges that, by reviewing its Annual Report referenced above, the Securities and Exchange Commission (“SEC”) staff does not relieve the Fund from its responsibility for the disclosures included therein; and

3.	Each Fund hereby represents and warrants that, in the event the SEC takes action against the Fund, the Fund will not assert the Staff’s review as a defense in any proceeding initiated by the SEC or any person under the federal securities laws.

YIELDQUEST FUNDS TRUST
By:	/s/ Jay K. Chitnis
Chairman and President